                                                   Filed Pursuant to Rule 424(a)
                                                      Registration No. 333-95467


       THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MANY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS (Subject to Completion)
Issued January 28, 2000.

                                4,500,000 Shares

                                 [SANMINA LOGO]

                                  COMMON STOCK

                            ------------------------

SANMINA IS OFFERING 4,500,000 SHARES OF ITS COMMON STOCK.

                            ------------------------

OUR COMMON STOCK IS QUOTED ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "SANM." ON JANUARY 26, 2000 THE LAST REPORTED SALE PRICE OF OUR COMMON STOCK ON THE NASDAQ NATIONAL MARKET WAS $104 9/16 PER SHARE.

                            ------------------------

INVESTING IN THE COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 6.
                            ------------------------

                            PRICE $          A SHARE

                            ------------------------

                                                                       UNDERWRITING
                                                            PRICE TO   DISCOUNTS AND   PROCEEDS TO
                                                             PUBLIC     COMMISSIONS      SANMINA
                                                            --------   -------------   -----------
Per Share.................................................   $            $              $
Total.....................................................   $            $              $

Sanmina has granted the underwriters the right to purchase up to an additional 675,000 shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares of common stock
to purchasers on             , 2000.

                            ------------------------
MORGAN STANLEY DEAN WITTER
                         BANC OF AMERICA SECURITIES LLC
                                                    DONALDSON, LUFKIN & JENRETTE

            , 2000

                               TABLE OF CONTENTS

                                      PAGE
                                      ----
Prospectus Summary..................     3
Risk Factors........................     6
Use of Proceeds.....................    13
Price Range of Common Stock.........    13
Dividend Policy.....................    13
Capitalization......................    14
Selected Consolidated
  Financial Data....................    15
Management's Discussion of Financial
  Condition and Results of
  Operations........................    16

                                      PAGE
                                      ----
Business............................    24
Management..........................    33
Description of Capital Stock........    35
Underwriters........................    36
Legal Matters.......................    37
Experts.............................    37
Where You Can Find Additional
  Information.......................    37
Information Incorporated by
  Reference.........................    38

                           -------------------------

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in those jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

     In this prospectus, "Sanmina," "we," "us," and "our" refer to Sanmina Corporation and its subsidiaries. Unless otherwise indicated, all information in this prospectus assumes no exercise of the underwriters' over-allotment option.

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information regarding us and the common stock being sold in this offering, including "Risk Factors" and our consolidated financial statements and notes to those statements appearing elsewhere in this prospectus and in the documents incorporated by reference in this prospectus.

     We are a leading independent provider of customized integrated electronic manufacturing services, known as EMS, including turnkey electronic assembly and manufacturing management services, to original equipment manufacturers, or OEMs, in the electronics industry. Our electronics manufacturing services consist primarily of the manufacture of complex printed circuit board assemblies using surface mount and pin-through-hole interconnection technologies, the manufacture of custom designed backplane assemblies, fabrication of complex multi-layered printed circuit boards, electronic enclosure systems and testing and assembly of completed systems. In addition to assembly, turnkey manufacturing management also involves procurement and materials management, as well as consultation on printed circuit board design and manufacturing. Through our Sanmina Cable Systems business, we also manufacture custom cable and wire harness assemblies for electronic industry OEMs. In addition, we have recently developed an enclosure systems business which manufactures and assembles metal enclosures that house large electronic systems and subsystems.

     Surface mount and pin-through-hole printed circuit board assemblies are printed circuit boards on which various electronic components, such as integrated circuits, capacitors, microprocessors and resistors, have been mounted. These assemblies are key functional elements of many types of electronic products. Backplane assemblies are large printed circuit boards on which connectors are mounted to interconnect printed circuit boards, integrated circuits and other electronic components. Our interconnect products generally require greater manufacturing expertise and have shorter delivery cycles than mass produced interconnect products and therefore typically have higher profit margins.

     Our customers include leading OEMs in the communications, medical and industrial instrumentation and high-speed computer sectors. Our principal customers include Alcatel, Cisco Systems, Motorola, Nortel Networks and Tellabs.

     We locate our manufacturing facilities near our customers and, increasingly, our customers' end users. Our assembly plants are located in Northern California, Richardson, Texas, the greater Boston, Massachusetts area, Manchester, New Hampshire, Durham, North Carolina, Guntersville, Alabama, Calgary, Alberta, Canada and Dublin, Ireland. Our printed circuit board fabrication facilities are located in Northern California, Southern California, the greater Boston, Massachusetts area and Nashua, New Hampshire. Sanmina Cable Systems' principal manufacturing facility is located in Carrollton, Texas. Our principal enclosure manufacturing facilities are located in the Toronto, Canada area.

     We have pursued and intend to continue to pursue business acquisition opportunities, particularly when these opportunities have the potential to enable us to increase our net sales while controlling operating expenses, to access new customers, technologies or geographic markets, to implement our vertical integration strategy and to obtain facilities and equipment on terms more favorable than those generally available in the market. In particular, we expect that we will continue to pursue opportunities to acquire assembly operations being divested by electronics industry OEMs, particularly those in the communications sector.

     We were formed in 1989 to acquire the printed circuit board and backplane operations of our predecessor company, which had been in the printed circuit board and backplane business since 1980. Our principal offices are located at 2700 North First Street, San Jose, California 95134. Our telephone number at this location is (408) 964-3500. Our world wide web site is located at www.sanmina.com.

     Sanmina and the Sanmina logo are trademarks of Sanmina. Trademarks of other corporations that are referred to in this prospectus are the property of their respective owners.

RECENT DEVELOPMENTS

     In October and November 1999, we completed the acquisition of two former Nortel Networks electronics assembly operations located in Calgary, Alberta, Canada and Chateaudun, France for a cash purchase price of approximately $61.4 million. In October 1999, we completed the acquisition of the electronics enclosure systems business of Devtek Electronics for a purchase price of approximately $26.5 million. In January 2000, we signed an agreement with Harris Corporation to acquire a printed circuit board assembly operation located principally in San Antonio, Texas. In January 2000, we also reached an agreement in principle with Alcatel USA to acquire an electromechanical assembly operation located in Clinton, North Carolina. In connection with the Nortel transactions, we entered into a supply agreement to provide assemblies to Nortel that were previously manufactured by the acquired operations. We intend to enter into similar agreements in connection with the Harris and Alcatel transactions. We expect that these transactions will provide an opportunity to build significant, long-term relationships with these customers. Completion of the Harris transaction is subject to several closing conditions, including expiration of the waiting period under federal antitrust laws. We are currently negotiating the definitive agreements relating to the Alcatel transaction, and completion of the transaction is subject to entering into definitive agreements and satisfaction of closing conditions under those agreements. We expect the Alcatel and Harris transactions to be completed in March 2000 and April 2000, respectively.

                                  THE OFFERING

Common stock offered by
  Sanmina.....................    4,500,000 shares

Common stock to be outstanding
  after the offering..........   63,639,587 shares

Use of proceeds...............   For general corporate purposes, including
                                 working capital, capital expenditures and potential acquisitions of complementary businesses, products and technologies.

Nasdaq National Market
symbol........................   SANM

     We are obligated to issue shares of our common stock upon conversion of convertible notes, and exercise of options outstanding at January 1, 2000, in addition to the shares of common stock to be outstanding after this offering. These shares, when issued, include:

     - 4,034,427 shares issuable upon conversion of outstanding convertible subordinated notes.

     - 12,268,590 shares of common stock reserved for issuance under our stock option and stock purchase plans, of which 6,900,233 shares were issuable upon exercise of outstanding options.

                         SUMMARY FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                           YEAR ENDED                        THREE MONTHS ENDED
                          --------------------------------------------    ------------------------
                          SEPTEMBER 30,    SEPTEMBER 30,    OCTOBER 2,    JANUARY 2,    JANUARY 1,
                              1997             1998            1999          1999          2000
                          -------------    -------------    ----------    ----------    ----------
                                                                                (UNAUDITED)
STATEMENT OF OPERATIONS
DATA:
Net sales...............    $803,064         $991,821       $1,214,744     $275,533      $459,685
Gross profit............     162,420          207,872          252,149       52,284        77,963
Operating income
  (loss)................      87,405          133,635          140,330       (2,300)       55,154
Net income (loss).......      49,356           85,629           93,697         (562)       36,188
Diluted earnings
  (loss)per share.......    $    .91         $   1.52       $     1.52     $   (.01)     $    .58
Shares used in computing
  diluted per share
  amounts...............      57,616           58,597           61,662       57,380        62,722

     The following table presents summary balance sheet data as of January 1, 2000. The data in the "As Adjusted" column has been adjusted to reflect the sale of 4,500,000 shares of common stock offered by us at an assumed offering price of $104.5625 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses. See "Use of Proceeds" and "Capitalization."

                                                                AS OF JANUARY 1, 2000
                                                              -------------------------
                                                                ACTUAL      AS ADJUSTED
                                                              ----------    -----------
                                                                     (UNAUDITED)
BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments...........  $  354,315    $  805,437
Working capital.............................................     671,777     1,122,899
Total assets................................................   1,298,939     1,750,061
Long-term debt..............................................     357,890       357,890
Stockholders' equity........................................     666,691     1,117,813

                                  RISK FACTORS

     You should carefully consider the following risks before making an investment decision. The risks described below are not the only ones we face. Any of the following risks could seriously harm our business, financial condition and operating results. As a result, these risks could cause the decline of the trading price of our common stock, and you may lose all or part of the value of your investment. You should also refer to the other information set forth in this prospectus, including our financial statements and the related notes thereto that are incorporated by reference into this prospectus.

WE ARE HEAVILY DEPENDENT ON THE ELECTRONICS INDUSTRY, AND CHANGES IN THE INDUSTRY COULD HARM OUR BUSINESS AND OPERATING RESULTS.

     Our business is heavily dependent on the health of the electronics industry. Our customers are manufacturers in the communications, industrial and medical instrumentation and high-speed computer systems segments of the electronics industry. These industry segments, and the electronics industry as a whole, are subject to rapid technological change and product obsolescence. Our customers can discontinue or modify products containing components manufactured by us. Any discontinuance or modification of orders or commitments could harm our operating results. The electronics industry is also subject to economic cycles and has in the past experienced, and is likely in the future to experience, recessionary periods. A general recession in the electronics industry could harm our business and operating results.

WE TYPICALLY DO NOT OBTAIN LONG-TERM VOLUME PURCHASE COMMITMENTS FROM CUSTOMERS, AND CANCELLATIONS AND RESCHEDULING OF PURCHASE ORDERS COULD HARM OUR OPERATING RESULTS AND CAUSE OUR STOCK PRICE TO DECLINE.

     We typically do not obtain long-term volume purchase contracts from our customers and have recently experienced reduced lead times in customer orders. Customer orders may be canceled and volume levels may be changed or delayed. For example, we experienced certain cancellation and rescheduling of shipment dates of customer orders during the fourth fiscal quarter of 1998. As a result, our results of operations for that quarter failed to meet the expectations of stock market analysts, and the price of our common stock declined. We cannot assure you that we will be able to replace canceled, delayed or reduced contracts with new business. As a result, future cancellations or rescheduling of orders or commitments could cause our operating results to be below expectations, which would likely cause our stock price to decline.

OUR RESULTS OF OPERATIONS CAN BE AFFECTED BY A VARIETY OF FACTORS, WHICH COULD CAUSE OUR OPERATING RESULTS TO FAIL TO MEET EXPECTATIONS AND OUR STOCK PRICE TO DECLINE.

     Our results of operations have varied and may continue to fluctuate significantly from period to period, including on a quarterly basis. Our operating results are affected by a number of factors. These factors include:

     - timing of orders from major customers;

     - mix of products ordered by and shipped to major customers, including the mix between backplane assemblies and printed circuit board assemblies;

     - the volume of orders as related to our capacity;

     - pricing and other competitive pressures;

     - component shortages, which could cause us to be unable to meet customer delivery schedules;

     - our ability to effectively manage inventory and fixed assets; and

     - our ability to time expenditures in anticipation of future sales.

     Our results are also affected by general economic conditions in the electronics industry. Our results can also be significantly influenced by development and introduction of new products by our customers. From time to time, we experience changes in the volume of sales to each of our principal customers, and operating results may be affected on a period-to-period basis by these changes. Our customers generally require short delivery cycles, and a substantial portion of our backlog is typically scheduled for delivery within six months. Quarterly sales and operating results therefore depend in large part on the volume and timing of bookings received during the quarter, which are difficult to forecast. Our backlog also affects its ability to plan production and inventory levels, which could lead to fluctuations in operating results. In addition, a significant portion of our operating expenses are relatively fixed in nature and planned expenditures are based in part on anticipated orders. Any inability to adjust spending quickly enough to compensate for any revenue shortfall may magnify the adverse impact of such revenue shortfall on our results of operations. Results of operations in any period should not be considered indicative of the results to be expected for any future period. In addition, fluctuations in operating results may also result in fluctuations in the price of our common stock.

WE ARE DEPENDENT ON A SMALL NUMBER OF CUSTOMERS FOR A LARGE PORTION OF OUR REVENUES, AND DECLINES IN SALES TO MAJOR CUSTOMERS COULD HARM OUR OPERATING RESULTS.

     A small number of customers are responsible for a significant portion of our net sales. During the first quarter of fiscal year 2000, fiscal year 1999 and fiscal year 1998, sales to our ten largest customers accounted for 62%, 54% and 53%, respectively, of our net sales. For the first quarter of fiscal 2000, sales to Nortel Networks and Cisco Systems each represented more than 10% of our net sales. For fiscal 1999, sales to Cisco Systems represented more than 10% of our net sales. For fiscal 1998, sales to Cisco Systems and DSC Communications (now a subsidiary of Alcatel USA) represented more than 10% of our net sales. Although we cannot assure you that our principal customers will continue to purchase products and services from us at current levels, if at all, we expect to continue to depend upon our principal customers for a significant portion of our net sales. Our customer concentration could increase or decrease, depending on future customer requirements, which will be dependent in large part on market conditions in the electronics industry segments in which our customers participate. The loss of one or more major customers or declines in sales to major customers could significantly harm our business and operating results and lead to declines in the price of our common stock.

WE ARE SUBJECT TO RISKS ASSOCIATED WITH OUR STRATEGY OF ACQUISITIONS, AND RISKS ASSOCIATED WITH ACQUISITIONS COULD HARM OUR OPERATING RESULTS AND CAUSE OUR STOCK PRICE TO DECLINE.

     We have, for the past several fiscal years, pursued a strategy of growth through acquisitions. This growth has come in large part through acquisitions. These acquisitions have involved both acquisitions of entire companies, such as the January 1996 acquisition of Golden Eagle Systems, now known as Sanmina Cable Systems, the November 1997 acquisition of Elexsys International, Inc., the February 1998 acquisition of Pragmatech, Inc., the November 1998 acquisition of Altron, Incorporated, the December 1998 acquisition of Telo Electronics, Inc. and the March 1999 acquisition of Manu-Tronics, Inc.

     In addition, we have in other instances acquired selected assets, principally equipment, inventory and customer contracts and, in certain cases, facilities or facility leases. Acquisitions of this nature completed by us include the November 1996 acquisitions of the Guntersville, Alabama operations of Comptronix Corporation and certain assets of the custom manufacturing services division of Lucent Technologies. In October and November 1999, we acquired electronics assembly operations of Nortel Networks located in Calgary, Canada and Chateaudun, France. In October 1999, we also acquired the electronics enclosure systems business of Devtek, located in Toronto, Canada. In January 2000, we entered into an agreement with Harris Corporation to acquire a printed circuit board assembly operation located principally in San Antonio, Texas. In January 2000, we also reached an agreement in principle with Alcatel USA to acquire an electromechanical assembly operation located in Clinton, North Carolina. Acquisitions of companies and businesses and expansion of operations involves certain risks, including the following:

     - the potential inability to successfully integrate acquired operations and businesses or to realize anticipated synergies, economies of scale or other value;

     - diversion of management's attention;

     - difficulties in scaling up production at new sites and coordinating management of operations at new sites;

     - the possible need to restructure, modify or terminate customer relationships of the acquired company; and

     - loss of key employees of acquired operations.

     Accordingly, we may experience problems in integrating the recently acquired operations or operations associated with any future acquisition. We therefore can not assure you that any recent or future acquisition will result in a positive contribution to our results of operations. Furthermore, we can not assure you that we will realize value from any acquisition which equals or exceeds the consideration paid. In particular, the successful combination of us and any businesses we acquire in the future will require substantial effort from each company, including the integration and coordination of sales and marketing efforts. The diversion of the attention of management and any difficulties encountered in the transition process, including, the interruption of, or a loss of momentum in, the activities of any future acquisition, problems associated with integration of management information and reporting systems, and delays in implementation of consolidation plans, could harm our ability to realize the anticipated benefits of any future acquisition. Any failure of ours to realize the anticipated benefits of our acquisitions could harm our business and operating results, and could cause the price of our common stock to decline. In addition, future acquisitions may result in dilutive issuances of equity securities, the incurrence of additional debt, large one-time write-offs and the creation of goodwill or other intangible assets that could result in amortization expense. These factors could harm our business and operating results and cause the price of our common stock to decline.

     In addition, we have pursued and expect to continue to pursue opportunities to acquire assembly operations being divested by electronics industry OEMs. We expect that competition for these opportunities among electronics manufacturing services firms will be intense because these transactions typically enable the acquiror to enter into long-term supply arrangements with the divesting OEM. Accordingly, our future results of operations could be harmed if we are not successful in attracting a significant portion of the OEM divestiture transactions we pursue. In addition, due to the large scale and long-term nature of supply arrangements typically entered into in OEM divestiture transactions and because cost reductions are generally a major reason why the OEM is divesting operations, pricing of manufacturing services may be less favorable to the manufacturer than in standard contractual relationships. For example, we experienced declines in gross margins in the first quarter of fiscal 2000 due to our increase in sales to Nortel under our supply agreement relating to the operations we acquired. As we enter into new OEM divestiture transactions, we may experience further erosion in gross margins.

     Our pending transactions with Harris and Alcatel are not yet complete. Completion of the Harris transaction is subject to several conditions, including expiration of the waiting period under federal antitrust laws. We are currently negotiating the definitive agreements relating to the Alcatel transaction, and completion of the transaction is subject to entering into definitive agreements and satisfaction of closing conditions under those agreements. We expect the Alcatel and Harris transactions to be completed in March 2000 and April 2000, respectively. If these transactions do not close in the time frame we anticipate, or are not completed at all, our future operating results will be harmed and the price of our common stock could decline.

WE MAY EXPERIENCE COMPONENT SHORTAGES, WHICH WOULD CAUSE US TO DELAY SHIPMENTS TO CUSTOMERS, RESULTING IN POTENTIAL DECLINES IN REVENUES AND OPERATING RESULTS.

     Recently, a number of components purchased by us and incorporated into assemblies and subassemblies we produce have been the subject of shortages. These components include application-specific integrated circuits, capacitors and connectors. Unanticipated component shortages caused us to be unable to make certain scheduled shipments to customers in the first quarter of fiscal 2000 and may do so in the future. As a result, we would experience a shortfall in revenues. We could also experience negative customer goodwill due to the delay in shipment. Component shortages may also increase our cost of goods due to premium charges we must pay to purchase components in short supply and due to changes in the mix of assemblies shipped to customers. For example, shortages in certain components negatively affected our operating results and contributed to an increase in inventory levels during the first quarter of fiscal 2000. Accordingly, component shortages could harm our operating results for a particular fiscal period due to the resulting revenue shortfall or cost increase and could also damage customer relationships over a longer-term period.

WE ARE SUBJECT TO COMPETITION AND TECHNOLOGICAL CHANGE, AND OUR BUSINESS MAY BE HARMED BY COMPETITIVE PRESSURES AND FAILURE TO ADAPT TO TECHNOLOGICAL CHANGES.

     The electronic interconnect product industry is highly fragmented and characterized by intense competition. We compete in the technologically advanced segment of the interconnect product market, which is also highly competitive but is much less fragmented than the industry as a whole. Our competitors consist primarily of larger manufacturers of interconnect products, and some of these competitors have greater manufacturing and financial resources than us as well as greater surface mount assembly capacity. As a participant in the interconnect industry, we must continually develop improved manufacturing processes to accommodate our customers' needs for increasingly complex products. During periods of recession in the electronics industry, our competitive advantages in the areas of quick turnaround manufacturing and responsive customer service may be of reduced importance to electronics OEMs, who may become more price sensitive. In addition, captive interconnect product manufacturers seek orders in the open market to fill excess capacity, thereby increasing price competition.

     In addition, we may be at a competitive disadvantage with respect to price when compared to manufacturers with lower cost structures, particularly those with offshore facilities where labor and other costs are lower. We do not currently have offshore facilities in lower cost locations, such as Asia and Latin America. Although we plan to establish offshore facilities, we may not do so in time to be competitive.

ENVIRONMENTAL MATTERS ARE A KEY CONSIDERATION IN OUR BUSINESS, AND FAILURE TO COMPLY WITH THE REQUIREMENTS OF ENVIRONMENTAL LAWS COULD HARM OUR BUSINESS.

     Proper waste disposal is a major consideration for printed circuit board manufacturers because metals and chemicals are used in the manufacturing process. Water used in the printed circuit board manufacturing process must be treated to remove metal particles and other contaminants before it can be discharged into the municipal sanitary sewer system. In addition, although the electronics assembly process generates significantly less waste water than printed circuit board fabrication, maintenance of environmental controls is also important in the electronics assembly process. Each of our printed circuit board and electronics assembly plants has personnel responsible for monitoring environmental compliance. These individuals report to our Director of Environmental Compliance, who has overall responsibility for environmental matters. Each plant operates under effluent discharge permits issued by the appropriate governmental authority. These permits must be renewed periodically and are subject to revocation in the event of violations of environmental laws. There can be no assurance that violations will not occur in the future as a result of human error, equipment failure or other causes. In the event of a future violation of environmental laws, we could be held liable for damages and for the costs of remedial actions and could be also subject to revocation of effluent discharge permits. Any such revocation could require us to cease or limit production at one or more of our facilities, which would harm our operating results. We are also subject to environmental laws relating to the storage, use and disposal of chemicals, solid waste and other hazardous materials as well as air quality regulations. Furthermore, environmental laws could become more stringent over time, and the costs of compliance with and penalties associated with violation of more stringent laws could be substantial.

WE ARE SUBJECT TO ENVIRONMENTAL CONTINGENCIES AT SITES OPERATED BY ACQUIRED COMPANIES AND COULD INCUR SUBSTANTIAL COSTS FOR ENVIRONMENTAL REMEDIATION AND RELATED ACTIVITIES AT THESE SITES.

     In November 1997, we acquired Elexsys International, Inc. which became our wholly-owned subsidiary. Several facilities owned or occupied by Elexsys at the time of the merger, or formerly owned or occupied by Elexsys or companies acquired by Elexsys, had either soil contamination or contamination of groundwater underneath or near the facility including the following: contamination was discovered at Elexsys' Irvine, California facility in 1989 and Elexsys voluntarily installed a groundwater remediation system at the facility in 1994. Additional investigation is being undertaken by other parties in the area at the request of the California Regional Water Quality Control Board. It is unknown whether any additional remediation activities will be required as a result of such investigations or whether any third party claims will be brought against us alleging that they have been damaged in any way by the existence of the contamination at the Irvine facility. We have been required by the California Department of Toxic Substances Control to undertake investigation of soil and/or groundwater at certain facilities formerly owned or occupied by a predecessor company to Elexsys in Mountain View, California. Depending upon the results of this soil sampling and groundwater testing, we could be ordered to undertake soil and/or groundwater cleanup. To date, we have not been ordered to undertake any soil or groundwater cleanup activities at the Mountain View facilities, and we do not believe any such activities should be required. Test results received to date are not sufficient to enable us to determine whether or not such cleanup activities are likely to be mandated.

     Contamination has also been discovered at other current and former Elexsys facilities and has been reported to the relevant regulatory agencies. No remediation or further investigation of such contamination has been required by regulatory agencies. To date, the cost of the various investigations and the cost of operating the remediation system at the Irvine facility have not been material to our financial condition. However, in the event we are required to undertake additional groundwater or soil cleanup, the costs of such cleanup are likely to be substantial. We are currently unable to estimate the amount of such soil and groundwater cleanup costs because no soil or groundwater cleanup has been ordered and we cannot determine from available test results what remediation activities, if any, are likely to be required. We believe, based on the limited information currently available, that the cost of any groundwater or soil clean-up that may be required would not harm our business, financial condition and results of operations. Nevertheless, the process of remediating contaminated soil and groundwater is costly, and if we are required to undertake substantial remediation activities at one or more of the former Elexsys facilities, there can be no assurance that the costs of such activities would not harm our business, financial condition and results of operations.

     In November 1998, we acquired Altron Incorporated which became a wholly owned subsidiary of ours. Altron was advised in 1993 by Olin Corporation that contamination resulting from activities of prior owners of property owned by Olin Corporation and located close to the Altron manufacturing plant in Wilmington, Massachusetts, had migrated under the Altron plant. Olin has assumed full responsibility for any remediation activities that may be required and has agreed to indemnify and hold Altron harmless from any and all costs, liabilities, fines, penalties, charges and expenses arising from and relating to any action or requirement, whether imposed by statute, ordinance, rule, regulation, order, decree or by general principles of law to remediate, clean up or abate contamination emanating from the Olin site. Although we believe that Olin's assumption of responsibility will result in no remediation cost to Altron from the contamination, there can be no assurance that Altron will not be subject to some costs regarding this matter, but we do not anticipate that such costs, if any, will be material to its financial condition or results of operations.

     We have been named as a potentially responsible party at several contaminated disposal sites as a result of the past disposal of hazardous waste by companies acquired by us or their corporate predecessors. While liabilities for such historic disposal activities have not been material to our financial condition to date, there can be no guarantee that past disposal activities will not result in material liability to us in the future.

FAILURE TO MANAGE OUR GROWTH MAY SERIOUSLY HARM OUR BUSINESS.

     Our business has grown in recent years through both internal expansion and acquisitions, and continued growth may cause a significant strain on our infrastructure and internal systems. To manage our growth effectively, we must continue to improve and expand our management information systems. We will face additional growth management challenges, particularly if we expand in Asia and Latin America and if we undertake additional new acquisition and OEM divestiture transactions. If we are unable to manage growth effectively, our results of operations will be harmed.

OUR EXISTING INTERNATIONAL OPERATIONS AND OUR PLANS TO EXPAND INTERNATIONAL OPERATIONS INVOLVE ADDITIONAL RISKS, AND FAILURE TO EFFECTIVELY EXPAND INTERNATIONALLY COULD HARM OUR OPERATING RESULTS.

     We opened our first overseas facility, located in Dublin, Ireland, in June 1997. A number of risks are inherent in international operations and transactions. International sales and operations may be limited or disrupted by the imposition of government controls, export license requirements, political instability, trade restrictions, changes in tariffs, and difficulties in staffing, coordinating communications among and managing international operations. Additionally, our business and operating results may be harmed by fluctuations in international currency exchange rates as well as increases in duty rates, difficulties in obtaining export licenses, constraints on our ability to maintain or increase prices, and competition. We cannot assure you that we will realize the anticipated strategic benefits of our expansion in Ireland or that our international operations will contribute positively to our business and operating results.

     In addition, to respond to competitive pressures and customer requirements, we plan to expand internationally in lower cost locations, particularly Asia and Latin America. As a result of this proposed expansion, we could encounter difficulties in scaling up production at overseas facilities or in coordinating our United States and international operations. In addition, we may not realize anticipated revenue growth at new international operations. We may elect to establish start-up operations rather than acquiring existing businesses, which would require us to recruit management and other personnel and build a customer base at a completely new operation. Accordingly, unanticipated problems we encounter in establishing new international operations could harm our business and operating results and cause our stock price to decline.

THE PRICE OF OUR COMMON STOCK MAY BE VOLATILE, AND THE VALUE OF YOUR INVESTMENT COULD DECLINE.

     The trading price of our common stock has been and could in the future be subject to significant fluctuations in response to variations in quarterly operating results, developments in the electronics industry, general economic conditions, changes in securities analysts' recommendations regarding our securities and other factors. In addition, the stock market in recent years has experienced significant price and volume fluctuations which have affected the market prices of technology companies and which have been unrelated to or disproportionately impacted by the operating performance of such companies. These broad market fluctuations may cause the market price of our common stock to decline, which would diminish the value of your investment.

WE DEPEND ON CERTAIN KEY PERSONNEL, AND THE LOSS OF KEY PERSONNEL MAY HARM OUR BUSINESS.

     Our future success depends in large part on the continued service of our key technical and management personnel and on our ability to continue to attract and retain qualified employees, particularly those highly skilled design, process and test engineers involved in the manufacture of existing products and the development of new products and processes. The competition for such personnel is intense, and the loss of key employees, none of whom is subject to an employment agreement for a specified term or a post-employment non-competition agreement, could harm our business.

IF WE HAVE NOT ADEQUATELY PREPARED FOR THE TRANSITION TO YEAR 2000, OUR BUSINESS COULD BE HARMED.

     We have executed a plan designed to make our computer systems, applications, computer and manufacturing equipment and facilities year 2000 ready. To date, none of our systems, applications, equipment or facilities have experienced material difficulties from the transition to year 2000. However, it is possible that material difficulties could be discovered or could arise. We cannot guarantee that our year 2000 readiness plan has been successfully implemented, and actual results could still differ materially from our plan. In addition, we have communicated with our critical suppliers to determine the extent to which we may be vulnerable to such parties' failure to resolve their own year 2000 issues. Where practicable, we have attempted to mitigate our risks with respect to the failure of these entities to be year 2000 ready. The effect, if any, on our results of operations from any failure of such parties to be year 2000 ready cannot yet be determined.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," and elsewhere in this prospectus constitute forward-looking statements. These statements involve known and unknown risks, uncertainties an other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Such factors include those listed under "Risk Factors" and elsewhere in this prospectus.

     This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors." These factors may cause our actual results to differ materially from any forward-looking statement.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform to such statements to actual results.

                                USE OF PROCEEDS

     We estimate that the net proceeds from the sale of 4,500,000 shares of common stock that we are selling in this offering will be approximately $451.1 million (or $518.8 million if the underwriters' over-allotment option is exercised in full), based on an assumed price to public of $104.5625 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses.

     We anticipate using the net proceeds from the offering for general corporate purposes, including working capital and capital expenditures. We expect to use an unspecified portion of the net proceeds to acquire or invest in complementary businesses, products and technologies. Pending such uses, we will invest the proceeds in short-term, interest bearing, investment grade securities.

                          PRICE RANGE OF COMMON STOCK

     Our common stock is quoted on the Nasdaq National Market under the symbol "SANM". The following table shows the high and low sale prices per share of the common stock as reported on the Nasdaq National Market for the periods indicated:

                                                              COMMON STOCK PRICE
                                                              -------------------
                                                                HIGH        LOW
                                                              --------    -------
FISCAL YEAR ENDED SEPTEMBER 30, 1998
First quarter...............................................  $ 44.00     $28.72
  Second quarter............................................    40.19      26.69
  Third quarter.............................................    46.88      33.88
  Fourth quarter............................................    47.56      23.50
FISCAL YEAR ENDED OCTOBER 2, 1999
  First quarter.............................................    62.50      23.88
  Second quarter............................................    75.56      49.50
  Third quarter.............................................    81.22      57.31
  Fourth quarter............................................    83.24      64.13
FISCAL YEAR ENDED OCTOBER 2, 2000
  First quarter.............................................   101.75      74.28
  Second quarter (through January 26, 2000).................   113.13      90.00

     On January 26, 2000, the last reported sale price of our common stock on the Nasdaq National Market was $104.5625 per share. The foregoing information has been adjusted to reflect a stock split effected by Sanmina in April 1998. As of January 1, 2000, there were 847 stockholders of record of our common stock.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our capital stock. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

     The following table shows our cash and equivalents and capitalization as of January 1, 2000 on an actual basis and on an as adjusted basis. The as adjusted column gives effect to our receipt of the estimated net proceeds from the sale of 4,500,000 shares of common stock we are offering at an assumed price to public of $104.5625 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses. The outstanding share information in the table below excludes:

     - 12,268,590 shares of common stock reserved for issuance under our stock option and stock purchase plans, of which 6,900,233 shares were issuable upon exercise of outstanding options; and

     - 4,034,427 shares of common stock issuable upon conversion of outstanding convertible subordinated notes.

                                                               AS OF JANUARY 1, 2000
                                                              ------------------------
                                                                ACTUAL     AS ADJUSTED
                                                              ----------   -----------
                                                                    (UNAUDITED)
                                                               (IN THOUSANDS, EXCEPT
                                                                    SHARE DATA)
Cash, cash equivalents and short-term investments...........  $  354,315   $  805,437
                                                              ==========   ==========
Long-term obligations:
  Long-term obligations.....................................  $    2,676   $    2,676
  4 1/4% convertible subordinated notes due May 2004........     355,214      355,214
                                                              ----------   ----------
          Total long-term obligations.......................     357,890      357,890
                                                              ----------   ----------
Stockholders' equity:
  Preferred Stock, $.01 par value; 5,000,000 shares
     authorized; none issued and outstanding, actual and as
     adjusted...............................................  $       --   $       --
  Common Stock, $.01 par value; 500,000,000 shares
     authorized;
     59,139,587 issued and outstanding, actual and
     63,639,587 issued and outstanding, as adjusted.........         591          636
  Additional paid-in capital................................     296,505      747,582
  Accumulated other comprehensive loss......................      (1,965)      (1,965)
  Retained earnings.........................................     371,560      371,560
                                                              ----------   ----------
     Total stockholders' equity.............................     666,691    1,117,813
                                                              ----------   ----------
          Total capitalization..............................  $1,024,581   $1,475,703
                                                              ==========   ==========

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes to those statements incorporated by reference. The statements of operations data set forth below for the fiscal years ended September 30, 1995, 1996, 1997 and 1998 and October 2, 1999 and the balance sheet data at September 30, 1995, 1996, 1997, 1998 and October 2, 1999 have been derived from our audited consolidated financial statements, which have been audited by Arthur Andersen LLP, independent public accountants. The statements of operations data for the three months ended January 2, 1999 and January 1, 2000 and the balance sheet data at January 1, 2000 are derived from our unaudited consolidated financial statements incorporated by reference and include all adjustments, consisting only of normal, recurring adjustments, which we consider necessary for a fair presentation of that data. Effective October 1, 1998, we changed our fiscal year end from September 30 to a 52 or 53 week year ending on the Saturday nearest September 30. The historical results are not necessarily indicative of results to be expected for any future period.

                                                                  FISCAL YEAR ENDED                         THREE MONTHS
                                                ------------------------------------------------------          ENDED
                                                              SEPTEMBER 30,                              -------------------
                                                -----------------------------------------   OCTOBER 2,   JAN. 2,    JAN. 1,
                                                  1995       1996       1997       1998        1999        1999       2000
                                                --------   --------   --------   --------   ----------   --------   --------
                                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                                                                             (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net sales.....................................  $469,394   $617,487   $803,064   $991,821   $1,214,744   $275,533   $459,685
Cost of sales.................................   375,238    484,687    640,644    783,949      962,595    223,249    381,722
                                                --------   --------   --------   --------   ----------   --------   --------
  Gross profit................................    94,156    132,800    162,420    207,872      252,149     52,284     77,963
Selling, general and administrative
  expenses....................................    36,278     45,483     63,856     67,165       74,796     20,079     20,907
Amortization of goodwill......................       568      2,000      2,283      3,127        3,269        751      1,902
Provision for plant closing and relocation
  costs.......................................        --         --      8,876         --       16,875     16,875         --
Write down of long-lived assets...............        --         --         --         --       11,400     11,400         --
Merger costs..................................        --         --         --      3,945        5,479      5,479         --
                                                --------   --------   --------   --------   ----------   --------   --------
Operating income (loss).......................    57,310     85,317     87,405    133,635      140,330     (2,300)    55,154
Other income (expense), net...................      (681)      (760)    (1,691)      (272)       7,549      1,738      1,390
Income (loss) before provision for income
  taxes and extraordinary item................    56,629     84,557     85,714    133,363      147,879       (562)    56,544
Provision for income taxes....................    20,965     29,543     36,358     47,734       54,182         --     20,356
Gain from exchange of convertible subordinated
  debentures for common stock, net of
  expenses....................................     1,833         --         --         --           --         --         --
                                                --------   --------   --------   --------   ----------   --------   --------
Net income (loss).............................  $ 37,497   $ 55,014   $ 49,356   $ 85,629   $   93,697   $   (562)  $ 36,188
                                                ========   ========   ========   ========   ==========   ========   ========
Diluted earnings per share:
  Income before extraordinary item............  $    .76   $   1.04   $    .91   $   1.52   $     1.52   $   (.01)  $    .58
  Extraordinary item..........................       .04         --         --         --           --         --         --
  Net income (loss) per share.................  $    .80   $   1.04   $    .91   $   1.52   $     1.52   $   (.01)  $    .58
Shares used in computing diluted per share
  amounts.....................................    47,972     55,666     57,616     58,597       61,662     57,380     62,722

                                                                                      AS OF
                                                       --------------------------------------------------------------------
                                                                     SEPTEMBER 30,
                                                       -----------------------------------------   OCTOBER 2,     JAN. 1,
                                                         1995       1996       1997       1998        1999         2000
                                                       --------   --------   --------   --------   ----------   -----------
                                                                                  (IN THOUSANDS)
                                                                                                         (UNAUDITED)
BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments....  $150,439   $155,069   $152,520   $181,504   $  454,602   $  354,315
Working capital......................................   200,703    228,620    251,350    300,337      667,784      671,777
Total assets.........................................   368,858    450,134    553,478    658,367    1,201,713    1,298,939
Long-term debt.......................................   113,997    117,726    120,307     19,408      357,980      357,890
Stockholders' equity.................................   166,493    233,959    297,870    481,985      626,347      666,691

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Except for historical information, the discussion in this prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors, including the risks described in the section titled "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

     We are a leading independent provider of customized integrated electronic manufacturing services, known as EMS, including turnkey electronic assembly and manufacturing management services, to original equipment manufacturers, or OEMs, in the electronics industry. Our electronics manufacturing services consist primarily of the manufacture of complex printed circuit board assemblies using surface mount and pin-through-hole interconnection technologies, the manufacture of custom designed backplane assemblies, fabrication of complex multi-layered printed circuit boards, electronic enclosure systems and testing and assembly of completed systems. In addition to assembly, turnkey manufacturing management also involves procurement and materials management, as well as consultation on printed circuit board design and manufacturing. Through Sanmina Cable Systems, we also manufacture custom cable and wire harness assemblies for electronic industry OEMs. In addition, we have recently developed an enclosure systems business which manufactures and assembles metal enclosures that house large electronic systems and subsystems.

     We locate our manufacturing facilities near our customers and, increasingly, our customers' end users. Our assembly plants are located in Northern California, Richardson, Texas, the greater Boston, Massachusetts area, Manchester, New Hampshire, Durham, North Carolina, Guntersville, Alabama, Calgary, Alberta, Canada and Dublin, Ireland. Our printed circuit board fabrication facilities are located in Northern California, Southern California, the greater Boston, Massachusetts area and Nashua, New Hampshire. Sanmina Cable Systems' principal manufacturing facility is located in Carrollton, Texas. Sanmina's principal enclosure manufacturing facilities are located in the Toronto, Canada area.

     We have pursued and intend to continue to pursue, business acquisition opportunities, particularly when these opportunities have the potential to enable us to increase our net sales while controlling our operating expenses, to access new customers, technologies or geographic markets, to implement our vertical integration strategy and to obtain facilities and equipment on terms more favorable than those generally available in the market. In particular, we expect that we will continue to pursue opportunities to acquire assembly operations being divested by electronics industry OEMs, particularly those in the communications sector.

     In October and November 1999, we completed the acquisition of two former Nortel Networks electronics assembly operations located in Calgary, Alberta, Canada and Chateaudun, France for a cash purchase price of approximately $61.4 million. In October 1999, we completed the acquisition of the electronics enclosure systems business of Devtek Electronics for a purchase price of approximately $26.5 million. In January 2000, we signed an agreement with Harris Corporation to acquire a printed circuit board assembly operation located principally in San Antonio, Texas. In January 2000, we also reached an agreement in principle with Alcatel USA to acquire an electromechanical assembly operation located in Clinton, North Carolina. In connection with the Nortel transactions, we entered into a supply agreement to provide assemblies to Nortel that were previously manufactured by the acquired operations. We intend to enter into similar agreements in connection with the Harris and Alcatel transactions. We expect that these transactions will provide an opportunity to build significant, long-term relationships with these customers. Completion of the Harris transaction is subject to several closing conditions, including expiration of the waiting period under federal antitrust laws. We are currently negotiating the definitive agreements relating to the Alcatel transaction, and completion of the transaction is subject to entering into definitive agreements and satisfaction of closing conditions under those agreements. We expect the Alcatel and Harris transactions to be completed in March 2000 and April 2000, respectively.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, certain statements of operations data expressed as a percentage of net sales.

                                            YEAR ENDED                   THREE MONTHS ENDED
                                   ----------------------------   ---------------------------------
                                   SEPTEMBER 30,
                                   --------------    OCTOBER 2,     JANUARY 2,        JANUARY 1,
                                   1997     1998        1999           1999              2000
                                   -----    -----    ----------   ---------------   ---------------
Net sales........................  100.0%   100.0%     100.0%          100.0%            100.0%
Cost of sales....................   79.8     79.0       79.2            81.0              83.0
                                   -----    -----      -----           -----             -----
Gross profit.....................   20.2     21.0       20.8            19.0              17.0
                                   -----    -----      -----           -----             -----
Operating expenses:
  Selling, general and
     administrative..............    7.9      6.8        6.2             7.3               4.5
  Amortization of goodwill.......     .3       .3         .3              .3                .5
  Provision for plant closing and
     relocation costs............    1.1       --        1.4             6.1                --
  Write down of long-lived
     assets......................     --       --         .9             4.1                --
  Merger costs...................     --       .4         .4             2.0                --
                                   -----    -----      -----           -----             -----
Operating income (loss)..........   10.9     13.5       11.6            (.8)              12.0
Other income (expense), net......    (.2)     (.1)        .6              .6                .3
Provision for income taxes.......   (4.5)    (4.8)      (4.5)             --               4.4
                                   -----    -----      -----           -----             -----
Net income (loss)................    6.2%     8.6%       7.7%           (.2)%              7.9%
                                   =====    =====      =====           =====             =====

     THREE MONTHS ENDED JANUARY 2, 1999 AND JANUARY 1, 2000

     Sales for the first quarter of fiscal 2000 increased by 66.8% to $459.7 million from $275.5 million in the corresponding quarter of the prior year. The increase in net sales for the first quarter of fiscal 2000 was due primarily to increased shipments of EMS assemblies to both existing and new customers obtained both through acquisitions and internal growth. Sales to Nortel Networks increased substantially in the first quarter of fiscal 2000 due to our recently completed OEM divestiture transaction. Growth in EMS assembly revenues during these periods was influenced by expansion of our operations, both through acquisitions and internally-originated expansions, and a generally positive economic environment in the communications, medical and industrial instrumentation, and high-speed computer segments of the electronics industry. Revenue growth was also influenced by the electronics industry trend towards outsourcing.

     Gross margin decreased from 19.0% in the first quarter of fiscal 1999 to 17.0% in the first quarter of fiscal 2000. We expect gross margins to continue to fluctuate based on the mix of products ordered by and shipped to major customers. The decrease in gross margins for the first quarter was primarily attributable to pricing terms negotiated as part of OEM divestiture transactions, specifically the Nortel Networks transaction, and product and customer mix. Due to increased competition, changes in product and customer mix, and pricing terms negotiated as part of OEM divestiture transactions, we may continue to experience decreases in gross margins.

     In absolute dollars, operating expenses decreased from $54.6 million in the first quarter of fiscal 1999 to $22.8 million in the first quarter of fiscal 2000. The decrease in operating expenses for the first three months of fiscal 2000 was mainly attributable to certain charges recorded in the first three months of fiscal 1999. These charges of $36.1 million related to plant closing and relocation costs, write down of long-lived assets, merger and other costs. As a percentage of sales, operating expenses decreased from 19.8% in the first quarter of 1999 to 5.0% in the first quarter of the current year. Excluding the charges from the first quarter of fiscal 1999, operating expenses as a percentage of sales decreased from 6.7% in the first quarter of fiscal 1999 to 5.0% in the first quarter of fiscal 2000. The quarter-over-quarter increase in operating margin reflects higher sales volume and our strategy of focusing on growth in revenues and operating income while maintaining control over expenses.

     Selling, general and administrative expenses increased slightly from $20.1 million in the first quarter of fiscal 1999 to $20.9 million in the first quarter of fiscal 2000. The dollar increase in selling, general and administrative expenses was primarily the result of increased expenditures to support higher sales volume. We anticipate that operating expenses will continue to increase in absolute dollars due to projected additions to the sales force and other administrative expenditures to support higher sales volume. However, operating expenses as a percentage of sales are anticipated to remain relatively constant or decrease depending upon sales volume and our ability to achieve expected operating efficiencies as a result of the integration of acquired businesses.

     For the first quarter of fiscal 2000, we reported net other income of $1.4 million compared to net other income of $1.7 million for the corresponding quarter of last year. The decrease was a result of lower interest expense in the first quarter of fiscal 1999. For the first three months of fiscal 2000, the interest income from the higher cash balances available following the $350 million ($341.1 million net of issuance costs) issuance of convertible subordinated notes was slightly offset by the interest expense associated with the convertible subordinated notes. In the first quarter of fiscal 1998, we repaid approximately $12.8 million of outstanding debt assumed in connection with the acquisition of Elexsys. In addition, in August 1998, $86.3 million of our outstanding convertible subordinated notes were converted into Common Stock as a result of a redemption call. The decrease in outstanding debt resulted in the reduction of interest expense for the first three months of fiscal 1999.

     Our provision for income taxes for the three month period ended January 2, 2000 is based upon our estimate of the effective tax rate for fiscal 2000 of 36.0%. As there was a net loss for the three months ended January 2, 1999, we did not record an income tax provision.

     FISCAL YEARS ENDED SEPTEMBER 30, 1997 AND 1998 AND OCTOBER 2, 1999

     Net Sales. Net sales in fiscal 1999 increased 22.5% to $1,214.7 million from $991.8 million in fiscal 1998, which was an increase of 23.5% from fiscal 1997 sales of $803.1 million. The increase in net sales for fiscal 1999 was due primarily to increased shipments of EMS assemblies to both existing and new customers obtained both through acquisitions and internal growth. The increase in net sales for fiscal 1998 was the result of increased volumes of business from established customers, the addition of several new major customers during the year and the addition of customers resulting from acquisitions completed during the year. Our printed circuit board fabrication operations focused increasingly on manufacturing printed circuit boards used in our EMS assemblies, rather than manufacturing "bare" boards for sale to third parties. Growth in EMS assembly revenues during these periods was influenced by the electronics industry trend towards outsourcing, expansion of our operations, both through acquisitions and Sanmina-originated expansions, and a generally positive economic environment in the communications, medical and industrial instrumentation, and computer segments of the electronics industry. These segments continued to experience overall growth during these periods.

     Gross Margin. Gross margin was 20.8%, 21.0%, and 20.2% in fiscal 1999, 1998, and 1997, respectively. We expect gross margins to continue to fluctuate based on product and customer mix. The decrease in gross margin for fiscal 1999 was primarily attributable to charges recorded in the first quarter of fiscal 1999 related to the write down of obsolete inventory and other manufacturing related assets from acquired companies. In the fourth quarter of fiscal 1999, we experienced increased competition, different product and customer mix which resulted in decreases in gross margins. The increase in gross margin for fiscal 1998 was due to our ability to realize synergies associated with the Elexsys acquisition.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses for fiscal 1999, 1998, and 1997 were $74.8 million, $67.2 million, and $63.9 million, respectively. The percentage decreases in selling, general and administrative expenses for fiscal 1999 were due to our ability to grow sales while controlling operating expenses. The absolute dollar increases in selling, general and administrative expenses were primarily the result of increased expenditures to support higher sales volume.

     Amortization of Goodwill. We incurred $3.3 million, $3.1 million, and $2.3 million in amortization expense for fiscal years 1999, 1998, and 1997, respectively. These amortization expenses reflect the amortization of goodwill related to acquisitions, which were accounted for as purchase transactions.

     Plant Closing and Relocation Costs. Plant closing and other non-recurring charges of $16.9 million are a result of our acquisitions in the first quarter of fiscal 1999 and our planned relocation to a new campus facility. We closed certain manufacturing plants in Fremont, California and Woburn, Massachusetts and merged the operations from these facilities into existing manufacturing facilities within the same regions. These closures were made to eliminate duplicate facilities and other costs resulting from the merger with Altron. Concurrent with the plant closures, we reduced our workforce in the same regions by approximately 50 people. Plant closing, relocation and severance costs totaled $12.8 million, of which $2.0 million was unpaid as of fiscal year end 1999. In conjunction with the closure of manufacturing facilities and our planned relocation to its new campus facility in fiscal 2000, other non-recurring costs include payments required under lease contracts (less any applicable sublease income) after the properties are abandoned, any applicable lease buyout costs, restoration costs associated with certain lease arrangements and the costs to maintain facilities during the period after abandonment. Asset related write-offs consist of excess equipment and leasehold improvements to facilities that were abandoned and whose estimated fair market value is zero. Our move to the new campus facility commenced in fiscal 1999 and is expected to be completed in the second quarter of fiscal 2000. Noncancelable lease payments on vacated facilities will be paid out through most of fiscal 2000. We also discontinued the use of enterprise-wide software and hardware used internally by the acquired companies, as these were no longer required post acquisition. The closing of the plants discussed above, and the costs related to the integration of information systems and hardware, were all incurred in fiscal 1999. Total other non-recurring charges totaled $4.1 million.

     Write Down of Long-Lived Assets. We continually evaluate whether long-lived assets have been impaired in value. This process includes evaluating whether projected results of operations of acquired businesses would support the carrying value of related assets including the future amortization of the remaining unamortized balance of goodwill. In the first quarter of fiscal 1999, such evaluation with respect to the acquisition of Pragmatech, Incorporated, indicated the fair value of assets related to Pragmatech were less than the carrying value of the Pragmatech assets. Accordingly, in the first quarter of fiscal 1999, we recorded an adjustment to write down the remaining $11.4 million of unamortized goodwill arising from the acquisition. The fair value of Pragmatech at the acquisition date was based on the estimated future cash flows to be generated from the assets based on reasonable and supportable assumptions. Financial projections prepared at the time of the acquisition of Pragmatech reflected our belief that we would continue to provide electronics manufacturing services to existing Pragmatech customers and would grow the Pragmatech business at Pragmatech's existing facilities. However, the existing Pragmatech customer relationships could not be restructured to conform to our pricing and revenue models, and as a result, the relationships with the former Pragmatech customers have terminated. In addition, we closed several of the former Pragmatech facilities in fiscal 1998. As a result of these operational factors, our analysis of projected revenues, results of operations, and cash flows attributable to the few remaining Pragmatech customers did not support the carrying value of Pragmatech assets, including the unamortized goodwill.

     Merger costs of $5.5 million consisted of fees for investment bankers, attorneys, accountants, and other direct merger related expenses, all of which have been paid in fiscal 1999 and relate to those mergers that were accounted for using the pooling-of-interests method. In 1998, we recorded a charge of $3.9 million related to the merger with Elexsys.

     Other Income and Expense. In fiscal 1999, net other income was $7.5 million as compared to net other expense of $272,000 and $1.7 million in fiscal 1998 and 1997, respectively. For fiscal 1999, the increase in net other income was the result of a decrease in outstanding debt. In addition, there was interest income from the higher cash balances available following the $350 million ($341.1 net of issuance costs) issuance of convertible subordinated notes. The interest income was slightly offset by the interest expense associated with the convertible subordinated notes. In the first quarter of fiscal 1998, we repaid approximately $12.8 million of outstanding Elexsys debt. In addition, in August 1998, $86.3 million of outstanding convertible subordinated notes, issued by us in August 1995, were converted into Common Stock as a result of a redemption call.

     Provision for Income Taxes. For fiscal 1999, 1998, and 1997, our effective tax rate was 36.6%, 35.8%, and 42.4%, respectively. The provision for income taxes for fiscal year 1999 is based upon our estimate of an effective tax rate of 36.5%. In the first quarter of fiscal 1999, we did not record a provision for income taxes due to a net loss. For fiscal 1998, the rate decreased as utilization of net operating loss carryforwards of Elexsys were recognized. Also, the lower rate in fiscal 1998 represents the benefit of foreign operations and merged companies taxed at a reduced rate.

LIQUIDITY AND CAPITAL RESOURCES

     Cash, cash equivalents, and short-term investments as of January 1, 2000 were $354.3 million as compared to $454.6 million at October 2, 1999. For the three months ending January 1, 2000, cash used by operations was $34.2 million which was primarily due to increases in receivables resulting from increased sales and higher levels of inventories resulting in part from component shortages. Working capital increased to $671.8 million as of January 1, 2000 compared to $667.8 million at October 2, 1999. This increase was primarily due to increases in receivables and inventories.

     We generated cash from operating activities of $115.1 million, $106.2 million, and $77.4 million in fiscal years 1999, 1998, 1997, respectively. These increases in cash generated from operations each year were primarily due to our increase in profitability.

     For the first three months of fiscal 2000, cash used for investing activities primarily related to the purchase of property, plant, and equipment of $26.0 million. In addition, we paid approximately $44.7 million in cash for acquisitions. Cash used for investing activities included net purchases of short-term investments during fiscal 1999, 1998, and 1997 of $418.1 million, $52.9 million, and $78.0 million, respectively. For fiscal 1999, we paid approximately $537.2 million for short-term and long-term investments as well as equipment. Additionally, we paid approximately $75.1 million in cash for acquired business. These payments were offset by $194.2 million in maturities of short-term investments. Investing activities during 1998 included $55.3 million in property, plant and equipment.

     During fiscal 1997, investing activities included the November 1996 acquisition of the assets of the former Comptronix Corporation for which we paid cash of approximately $17.6 million, as well as investments in property, plant and equipment of $70.7 million.

     Net cash provided by financing activities for the first three months of fiscal year 2000 primarily related to the proceeds from the sale of common stock upon exercise of stock options. Net cash provided by financing activities for fiscal 1999 consisted primarily of $341.1 million in net proceeds from the issuance of convertible subordinated notes. The issuance proceeds were partly offset by $22.3 million in payments for long-term notes and liabilities. Proceeds from the exercise of stock options and stock purchase rights also contributed to cash provided by financing activities during fiscal 1999.

     Cash used for financing activities was $19.5 million in fiscal 1998. In fiscal 1998, we paid approximately $7.5 million in outstanding debt. The payments for other long-term liabilities of $25.4 million, which included the $12.8 million of outstanding debt assumed in the acquisition of Elexsys, were offset by the proceeds from exercise of stock options and stock purchase rights of $11.1 million. In August 1998, we called for redemption an aggregate principal amount of $86.3 million in convertible subordinated notes which were originally issued in August 1995. The notes were converted to our common stock at a price of $14.09 per share, or 70.94 shares of our common stock per $1,000 principal amount of notes. Cash was paid in lieu of fractional shares.

     Cash provided by financing activities was $9.3 million in fiscal 1997. Financing activities in fiscal 1997 consisted primarily of receipt of proceeds from exercise of stock options and stock purchase rights.

     We have entered into an operating lease agreement for new facilities in San Jose, California which house its corporate headquarters and certain assembly operations. In connection with these transactions, we pledged $52.9 million as collateral for certain obligations of the leases. In addition, as of October 2, 1999, we have future minimum lease payments under other operating leases of approximately $38.9 million, including $10.4 million in fiscal 2000.

     We expect to make additional capital expenditures relating to facility and equipment enhancements as well as information systems upgrades in existing facilities. Future liquidity needs will be dependent upon, among other factors, the extent of our capital investments in plant and equipment, working capital needs of acquired businesses, levels of our shipments and changes in volumes of business and other factors. We believe that our existing cash resources, together with the estimated net proceeds of this offering and cash generated from operations, will be sufficient to meet our liquidity and working capital requirements through at least the next twelve months. In addition, we may seek to raise additional capital through the future issuance of either debt or equity securities. Debt financing may require us to pledge assets as collateral and comply with financial ratios and covenants. Equity financing may result in dilution to stockholders.

YEAR 2000

     We are subject to potential risks related to year 2000 problems. Many computer systems and software products were unable to distinguish years beginning with "19" from those beginning with "20." As a result, computer systems and/or software products used by many companies were upgraded to comply with such year 2000 requirements.

     We completed formal communications with each of our significant suppliers and customers to determine the extent to which we are vulnerable to those third parties' failure to remediate their own year 2000 issues. Based on these inquiries, we believe satisfactory progress was made by our major vendors and customers on year 2000 readiness. We updated much of our existing software for year 2000 compliance by acquiring new or upgraded third party software packages, and by modifying existing internally developed software.

     We did not experience any interruption to our business activities or incur any impairment to our financial condition or results of operations as a result of passing into calendar year 2000. We will continue to monitor our own internal systems and products to determine the impact, if any, of problems associated with the year 2000.

     To date, we do not consider year 2000 costs to be material to our financial condition nor have we incurred any significant unplanned expenditures to address or remediate year 2000 problems. We estimate the cost of our year 2000 project at approximately $1.7 million. Through January 1, 2000, approximately $1.6 million of this amount was expended.

EFFECT OF RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). SFAS No. 133 establishes accounting and reporting standards requiring every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 also requires changes in the derivative's fair value be recognized currently in results of operations unless specific hedge accounting criteria are met. SFAS No. 133, as amended by SFAS No. 137, is effective for fiscal years beginning after June 15, 2000. The Company does not expect SFAS No. 133 to have a material impact on its financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     There has not been a material change in our exposure to interest rate and foreign currency risks since the date of our report on Form 10-K for the fiscal year ended October 2, 1999.

     Interest Rate Risk

     Our exposure to market risk for changes in interest rates relate primarily to our investment portfolio. Currently, we do not use derivative financial instruments in our investment portfolio. We invest in high credit quality issuers and, by policy, limit the amount of principal exposure to any one issuer. As stated in our policy, we seek to ensure the safety and preservation of our invested principal funds by limiting default and market risk.

     We seek to mitigate default risk by investing in high-credit quality securities and by positioning our investment portfolio to respond to a significant reduction in a credit rating of any investment issuer, guarantor or depository. We seek to mitigate market risk by limiting the principal and investment term of funds held with any one issuer and by investing funds in marketable securities with active secondary or resale markets.

     Foreign Currency Exchange Risk

     We transact business in foreign countries. Our primary foreign currency cash flows are in certain European countries. Currently, we do not employ a foreign currency hedge program with respect to transactions and expenditures originating in these or any other foreign countries. We believe that our foreign currency exchange risk is immaterial.

QUARTERLY RESULTS

     The following table contains selected unaudited quarterly financial data for the nine fiscal quarters in the period ended January 1, 2000. In management's opinion, the unaudited data has been prepared on the same basis as the audited information and includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the data for the periods presented. Our results of operations have varied and may continue to fluctuate significantly from quarter to quarter. Results of operations in any period should not be considered indicative of the results to be expected from any future period. In April 1998, we effected a two-for-one stock split in the form of a stock dividend. Accordingly, all share and per share data has been adjusted to retroactively reflect the stock split. Common stock prices reflect high and low reported sales prices, as reported by the Nasdaq National Market. The acquisitions of Elexsys, Altron and Manu-Tronics were accounted for as a pooling of interests, and therefore, all prior periods presented were restated to combine the results of the companies.

                                                                 THREE MONTHS ENDED
                         ---------------------------------------------------------------------------------------------------
                         DECEMBER 27,   MARCH 28,   JUNE 27,   SEPTEMBER 30,   JANUARY 2,   APRIL 3,   JULY 3,    OCTOBER 2,
        QUARTER              1997         1998        1998         1998           1999        1999       1999        1999
        -------          ------------   ---------   --------   -------------   ----------   --------   --------   ----------
                                                (IN THOUSANDS, EXCEPT PERCENTAGES AND PER SHARE DATA)
Net sales...............   $220,671     $240,886    $267,617     $262,647       $275,533    $281,140   $309,496    $348,575
Gross profit............     46,030       51,178      56,941       53,723         52,284      61,615     66,374      71,876
  Gross margin..........       20.9%        21.2%       21.3%        20.5%          19.0%       21.9%      21.4%       20.6%
Operating
  income/(loss).........     25,891       34,247      38,454       35,043         (2,300)     43,503     47,595      51,532
Net income/(loss).......     16,266       22,564      24,761       22,038           (562)     28,772     31,358      34,129
Net income/(loss) per
  share (diluted).......   $    .29     $    .40    $    .43     $    .40       $   (.01)   $    .47   $    .51    $    .55
Shares used in computing
  per share amounts.....     58,437       58,327      58,921       58,783         57,380      61,754     61,847      62,306

                          THREE MONTHS ENDED
                          ----------
                          JANUARY 1,
        QUARTER              2000
        -------           ----------

Net sales...............   $459,685
Gross profit............     77,963
  Gross margin..........       17.0%
Operating
  income/(loss).........     55,154
Net income/(loss).......     36,188
Net income/(loss) per
  share (diluted).......   $    .58
Shares used in computing
  per share amounts.....     62,722

                                    BUSINESS

     We are a leading independent provider of customized integrated electronic manufacturing services, known as EMS, including turnkey electronic assembly and manufacturing management services, to original equipment manufacturers, or OEMs, in the electronics industry. Our electronics manufacturing services consist primarily of the manufacture of complex printed circuit board assemblies using surface mount and pin-through-hole interconnection technologies, the manufacture of custom designed backplane assemblies, fabrication of complex multi-layered printed circuit boards, electronic enclosure systems and testing and assembly of completed systems. In addition to assembly, turnkey manufacturing management also involves procurement and materials management, as well as consultation on printed circuit board design and manufacturing. Through Sanmina Cable Systems, we also manufacture custom cable and wire harness assemblies for electronic industry OEMs. In addition, we have recently developed an enclosure systems business which manufactures and assembles metal enclosures that house large electronic systems and subsystems.

     Surface mount and pin-through-hole printed circuit board assemblies are printed circuit boards on which various electronic components, such as integrated circuits, capacitors, microprocessors and resistors, have been mounted. These assemblies are key functional elements of many types of electronic products. Backplane assemblies are large printed circuit boards on which connectors are mounted to interconnect printed circuit boards, integrated circuits and other electronic components. Interconnect products manufactured by us generally require greater manufacturing expertise and have shorter delivery cycles than mass produced interconnect products, and therefore, typically have higher profit margins.

     Our customers include leading OEMs in the communications, medical and industrial instrumentation and high-speed computer sectors. Our principal customers include Alcatel, Cisco Systems, Motorola, Nortel Networks and Tellabs.

     We locate our manufacturing facilities near our customers and, increasingly, our customers' end users. Our assembly plants are located in Northern California, Richardson, Texas, the greater Boston, Massachusetts area, Manchester, New Hampshire, Durham, North Carolina, Guntersville, Alabama, Calgary, Alberta, Canada and Dublin, Ireland. Our printed circuit board fabrication facilities are located in Northern California, Southern California, the greater Boston, Massachusetts area and Nashua, New Hampshire. Sanmina Cable Systems' principal manufacturing facility is located in Carrollton, Texas. Our principal enclosure manufacturing facilities are located in the Toronto, Canada area.

     We have pursued and intend to continue to pursue business acquisition opportunities, particularly when these opportunities have the potential to enable us to increase our net sales while maintaining operating margins, to access new customers, technologies or geographic markets, to implement our vertical integration strategy and to obtain facilities and equipment on terms more favorable than those generally available in the market. In particular, we expect that we will continue to pursue opportunities to acquire assembly operations being divested by electronics industry OEMs, particularly those in the communications sector.

RECENT DEVELOPMENTS

     In October and November 1999, we completed the acquisition of two former Nortel Networks electronics assembly operations located in Calgary, Alberta, Canada and Chateaudun, France for a cash purchase price of approximately $61.4 million. In October 1999, we completed the acquisition of the electronics enclosure systems business of Devtek Electronics for a purchase price of approximately $26.5 million. In January 2000, we signed an agreement with Harris Corporation to acquire a printed circuit board assembly operation located principally in San Antonio, Texas. In January 2000, we also reached an agreement in principle with Alcatel USA to acquire an electromechanical assembly operation located in Clinton, North Carolina. In connection with the Nortel transactions, we entered into a supply agreement to provide assemblies to Nortel that were previously manufactured by the acquired operations. We intend to enter into similar agreements in connection with the Alcatel and Harris transactions. We expect that these transactions will provide an opportunity to build significant, long-term relationships with these customers. Completion of the Harris transaction is subject to several closing conditions, including expiration of the waiting period under federal antitrust laws. We are currently negotiating the definitive agreements relating to the Alcatel transaction, and completion of the transaction is subject to entering into definitive agreements and satisfaction of closing conditions under those agreements. We expect the Alcatel and Harris transactions to be completed in March 2000 and April 2000, respectively.

INDUSTRY OVERVIEW

     We are benefiting from increased market acceptance of the use of manufacturing specialists in the electronics industry. Many electronics OEMs have adopted, and are becoming increasingly reliant upon, manufacturing outsourcing strategies, and we believe the trend towards outsourcing manufacturing will continue. Electronics industry OEMs use EMS specialists for many reasons including the following:

     - Reduce Time to Market. Due to intense competitive pressures in the electronics industry, OEMs are faced with increasingly shorter product life cycles and therefore have a growing need to reduce the time required to bring a product to market. OEMs can reduce their time to market by using a manufacturing specialist's established manufacturing expertise and infrastructure.

     - Reduce Capital Investment. As electronic products have become more technologically advanced, the manufacturing process has become increasingly automated, requiring a greater level of investment in capital equipment. Manufacturing specialists enable OEMs to gain access to advanced manufacturing facilities, thereby reducing the OEMs' overall capital equipment requirements.

     - Focus Resources. Because the electronics industry is experiencing greater levels of competition and more rapid technological change, many OEMs are increasingly seeking to focus their resources on activities and technologies in which they add the greatest value. By offering comprehensive electronic assembly and turnkey manufacturing services, manufacturing specialists allow OEMs to focus on core technologies and activities such as product development, marketing and distribution.

     - Access Leading Manufacturing Technology. Electronic products and electronics manufacturing technology have become increasingly sophisticated and complex, making it difficult for OEMs to maintain the necessary technological expertise in process development and control. OEMs are motivated to work with a manufacturing specialist in order to gain access to the specialist's process expertise and manufacturing knowledge.

     - Improve Inventory Management and Purchasing Power. Electronics industry OEMs are faced with increasing difficulties in planning, procuring and managing their inventories efficiently due to frequent design changes, short product lifecycles, large investments in electronic components, component price fluctuations and the need to achieve economies of scale in materials procurement. By using a manufacturing specialist's volume procurement capabilities and expertise in inventory management, OEMs can reduce production and inventory costs.

     - Access Worldwide Manufacturing Capabilities. OEMs are increasing their international activities in an effort to lower costs and access foreign markets. Manufacturing specialists with worldwide capabilities are able to offer such OEMs a variety of options on manufacturing locations to better address their objectives regarding cost, shipment location, frequency of interaction with manufacturing specialists and local content requirements of end-market countries.

SANMINA BUSINESS STRATEGY

     Our objective is to provide OEMs with a total EMS solution. Our strategy encompasses several key elements:

     - Concentrate on high value added products and services for leading
       OEMs. We focus on leading manufacturers of advanced electronic products that generally require custom designed, more complex interconnect products and short lead-time manufacturing services. By focusing on complex interconnect products and manufacturing services for leading OEMs, we are able to realize higher margins than many other participants in the interconnect and EMS industries.

     - Leverage vertical integration. Building on our integrated manufacturing capabilities, we can provide our customers with a broad range of high value added manufacturing services from fabrication of bare boards, to final system assembly and test. The cable assembly capabilities of Sanmina Cable Systems provide us with further opportunities to leverage our vertical integration. By manufacturing printed circuit boards, electronic enclosure systems, and custom cable assemblies used in our EMS assemblies, we, through our vertical integration, are able to add greater value and realize additional manufacturing margin. In addition, our vertical integration provides greater control over quality, delivery and cost, and enables us to offer our customers a complete EMS solution.

     - Focus on high growth customer sectors. We have focused our marketing efforts on key, fast growing industry sectors. Our customers include leading OEM companies in communications, industrial and medical instrumentation and computer sectors. Sales efforts will focus on increasing penetration of our existing customer base as well as attracting new customers, thus diversifying our revenue across a wider base.

     - Geographic expansion of manufacturing facilities. Since 1993, we have significantly expanded and upgraded our operations through the opening of and acquisition of new facilities and operations in various locations throughout the United States, including Northern California, Southern California, the Dallas-Fort Worth area, the greater Boston area, the greater Chicago area and other locations. These facilities provide us with operations in key geographic markets for the electronics industry. We will continue to aggressively and opportunistically pursue future expansion opportunities in other markets. In particular, we are currently pursuing expansion opportunities in Asia and Latin America.

     - Aggressive pursuit of acquisition opportunities. Our strategy involves the pursuit of business acquisition opportunities, particularly when these opportunities have the potential to enable us to increase our net sales while maintaining operating margin, access new customers, technologies and geographic markets, implement our vertical integration strategy and obtain facilities and equipment on terms more favorable than those generally available in the market. These acquisitions have involved both acquisitions of entire companies as well as acquisitions of selected assets, principally equipment, inventory and customer contracts and, in certain cases, facilities or facility leases. We intend to continue to evaluate and pursue acquisition opportunities on an ongoing basis.

     - Develop long-term customer relationships. We seek to establish "partnerships" with our customers by focusing on early stage involvement in product design, state-of-the-art technology, quick-turnaround manufacturing and comprehensive management support for materials and inventory. We also work closely with our customers to help them manage their manufacturing cycle and reduce their time to market. While we will continue to emphasize growth with our current customers, we have been successful in attracting new clients. To further these efforts, we intend to continue to expand our direct sales staff. We believe our direct sales force is one of our key competitive advantages.

     - Extend technology leadership. Today we can provide services ranging from design services to fabrication of circuit boards and complete system assemblies. In providing these services, we use a variety of processes and technologies. We strive for continuous improvement of our processes and have adopted a number of quality improvement and measurement techniques to monitor our performance. We have also recently made significant capital expenditures to upgrade plant and equipment at our facilities. We intend to stay on the leading edge of technology development and will evaluate new interconnect and packaging technologies as they emerge.

CUSTOMERS, MARKETING AND SALES

     Our customers include a diversified base of OEMs in the communications, medical and industrial instrumentation and high-speed computer systems segments of the electronics industry. Our principal customers include Alcatel, Cisco Systems, Motorola, Nortel Networks and Tellabs. The following table shows the estimated percentage of our fiscal 1999 sales in each of these segments.

Communications..............................................   70%
Medical and Industrial Instrumentation......................   16%
High-Speed Computer Systems.................................   14%

     We develop relationships with our customers and market our manufacturing services through a direct sales force augmented by a network of manufacturers' representative firms and a staff of in-house customer support specialists. Our sales resources are directed at multiple management and staff levels within target accounts. Our direct sales personnel work closely with the customers' engineering and technical personnel to better understand their requirements. Our manufacturers' representatives are managed by our direct sales personnel, rather than from corporate headquarters, in order to provide for greater accountability and responsiveness. We also conduct advertising and public relations activities, as well as receiving referrals from current customers.

     Historically, we have had substantial recurring sales from existing customers. We have also expanded our customer base through acquisitions. In particular, the acquisition of the Comptronix Guntersville, Alabama operations and certain assets of the former custom manufacturing services division of Lucent Technologies provided us with several new key customer accounts with significant growth potential. In addition, the November 1997 merger with Elexsys, the November 1998 merger with Altron, the December 1998 merger with Telo, and the March 1999 merger with Manu-Tronics provided us with several major new customer accounts. Our October and November 1999 acquisitions of certain Nortel Networks assembly operations has expanded our customer relationship with Nortel. Our pending transactions with Harris and Alcatel will provide us with the opportunity to significantly expand our relationship with these customers.

     Although we seek to diversify our customer base, a small number of customers are responsible for a significant portion of our net sales. During the first quarter of fiscal 2000, fiscal 1999 and fiscal year 1998, sales to our ten largest customers accounted for 62%, 54% and 53%, respectively, of our net sales. For the first quarter of fiscal 2000, sales to Nortel Networks and Cisco Systems represented more than 10% of our net sales. For fiscal 1999, sales to Cisco Systems each represented more than 10% of our net sales. For fiscal 1998, sales to Cisco Systems and DSC Communications (now a subsidiary of Alcatel USA) each represented more than 10% of our net sales. Although we cannot assure you that our principal customers will continue to purchase products and services from us at current levels, if at all, we expect to continue to depend upon our principal customers for a significant portion of our net sales. Ourcustomer concentration could increase or decrease, depending on future customer requirements, which will be dependent in large part on market conditions in the electronics industry segments in which our customers participate. The loss of one or more major customers, or declines in sales to major customers, could harm our business and operating results.

MANUFACTURING SERVICES

     We specialize in manufacturing complex printed circuit board assemblies, backplane assemblies and printed circuit boards that are used in the manufacture of sophisticated electronic equipment. We have been manufacturing backplane assemblies since 1981 and began providing electronic assembly and turnkey manufacturing management services, including the assembly and testing of sophisticated electronic systems, in October 1993.

     We seek to establish "partnerships" with our customers by providing a responsive, flexible total manufacturing services solution. These services include computer integrated manufacturing, known as CIM, and design and engineering services, quick-turnaround manufacturing of prototype and preproduction assemblies, and materials procurement and management. CIM services provided by us consist of developing manufacturing processes, tooling and test sequences for new products from product designs received from customers. We also evaluate customer designs for manufacturability and test, and, when appropriate, recommend design changes to reduce manufacturing cost or lead times or to increase manufacturing yields and the quality of the finished product. Once engineering is completed, we manufacture prototype or preproduction versions of that product on a quick-turnaround basis. We expect that the demand for engineering and quick-turnaround prototype and preproduction manufacturing services will increase as OEMs' products become more complex and as product life cycles shorten. Materials procurement and handling services provided by us include planning, purchasing, warehousing and financing of electronic components and enclosures used in the assemblies and systems.

MANUFACTURING AND ENGINEERING

     Manufacturing Processes. We produce complex, technologically advanced surface mount and pin-through-hole assemblies, backplane assemblies and multilayer printed circuit boards, custom cable assemblies and full systems that meet increasingly tight tolerances and specifications demanded by OEMs. Multilayering, which involves placing multiple layers of electrical circuitry on a single printed circuit board or backplane, expands the number of circuits and components that can be contained on the interconnect product and increases the operating speed of the system by reducing the distance that electrical signals must travel. Increasing the density of the circuitry in each layer is accomplished by reducing the width of the circuit tracks and placing them closer together on the printed circuit board or backplane. Today, we are capable of efficiently producing commercial quantities of printed circuit boards with up to 52 layers and circuit track widths as narrow as three mils. The manufacture of complex multilayer interconnect products often requires the use of sophisticated circuit interconnections between certain layers (called "blind or buried vias") and adherence to strict electrical characteristics to maintain consistent circuit transmission speeds (referred to as "controlled impedance"). These technologies require very tight lamination and etching tolerances and are especially critical for printed circuit boards with ten or more layers.

     The manufacture of printed circuit boards involves several steps: etching the circuit image on copper-clad epoxy laminate, pressing the laminates together to form a panel, drilling holes and depositing copper or other conductive material to form the inter-layer electrical connections and, lastly, cutting the panels to shape. Certain advanced interconnect products require additional critical steps, including dry film imaging, photoimageable soldermask processing, computer controlled drilling and routing, automated plating and process controls and achievement of controlled impedance. Manufacture of printed circuit boards used in backplane assemblies requires specialized expertise and equipment because of the larger size of the backplane relative to other printed circuit boards and the increased number of holes for component mounting.

     The manufacture of surface mount and pin-through-hole assemblies involves the attachment of various electronic components, such as integrated circuits, capacitors, microprocessors and resistors to printed circuit boards. The manufacture of backplane assemblies involves attachment of electronic components, including printed circuit boards, integrated circuits and other components, to the backplane, which is a large printed circuit board that we also manufacture. We use surface mount, pin-through-hole and press-fit technologies in backplane assembly.

     All of our manufacturing facilities are certified under ISO 9002, a set of standards published by the International Organization of Standardization and used to document, implement and demonstrate quality management and assurance systems in design and manufacturing. As part of the ISO 9002 certification process, we have developed a quality systems manual and an internal system of quality controls and audits. Although ISO 9002 certification is of particular importance to the companies doing business in the European Community, we believe that United States electronics manufacturers are increasing their use of ISO 9002 registration as a criteria for suppliers.

     In addition to ISO 9002 certification, we are BellCore, British Approval Board for Telecommunications, or BABT, and Underwriters Laboratories, or UL, compliant. These qualifications establish standards for quality, manufacturing process control and manufacturing documentation and are required by many OEMs in the electronics industry, including suppliers to AT&T and the Regional Bell Operating Companies.

     We order materials and components based on purchase orders received and accepted and seek to minimize our inventory of materials or components that are not identified for use in filling specific orders. Materials used in manufacturing printed circuit boards are readily available in the open market and we have not to date experienced any significant shortages of such materials. We purchase electronic components that we use in producing surface mount, pin-through-hole assemblies and backplane assemblies and, in certain circumstances, we may be required to bear the risk of component shortages and price fluctuations.

     Facilities. We manufacture our products in 34 decentralized plants, consisting of 23 electronics assembly facilities, 7 printed circuit board fabrication facilities, 2 cable assembly facilities and 2 enclosure assembly facilities. Generally, each of our decentralized plants has its own production, purchasing, and materials management and quality capabilities located on site. The production expertise of some plants overlaps, which enables us to allocate production based on product type and available capacity at one or more plants. With assembly facilities located in major electronics industry centers throughout the country, including Silicon Valley, Southern California, the Dallas-Forth Worth area, the Research Triangle Park area, New England, the greater Chicago area and Northern Alabama, we are also able to allocate production based on geographic proximity to the customer, process capabilities and available capacity. Decentralized plants can focus on particular product types and respond quickly to customers' specific requirements. We believe that decentralized facilities also allow us to achieve improved accountability, quality control and cost control. Each plant is managed as a separate profit center, and each plant manager's compensation depends, in part, upon that plant meeting quality, shipment and gross profit targets.

     In November 1998, we entered into a lease with an option to purchase a 330,000 square foot campus facility located in San Jose, California. The facility consists of four buildings on a single site. We intend to consolidate our corporate headquarters and some of our San Jose area assembly operations at this facility. As of October 2, 1999, approximately 75% of the buildings were occupied. The remaining buildings will be occupied in fiscal year 2000. Our San Jose area printed circuit board fabrication facilities will not be consolidated at the campus facility and will remain at their current locations.

TECHNOLOGY DEVELOPMENT

     Our close involvement with our customers at the early stages of their product development positions us at the leading edge of technical innovation in the manufacturing of SMT and PTH assemblies, backplane assemblies, and printed circuit boards. We selectively seek orders that require the use of state-of-the-art materials or manufacturing techniques in order to further develop our manufacturing expertise. Current areas of manufacturing process development include reducing circuit widths and hole sizes, establishing new standards for particle contamination and developing new manufacturing processes for the use with new materials and new surface mount connector and component designs.

     Recent developments in the electronics industry have necessitated improvements in the types of laminate used in the manufacture of interconnect products. New laminate materials may contain new chemical formulations to achieve better control of flow, resin systems with high glass transition temperatures, reduced surface imperfections and greatly improved dimensional stability. Future generations of interconnect products will require ultra fine lines, multilayers of much greater complexity and thickness, and extremely small holes in the 4 to 10 mil range. The materials designed to meet these requirements, such as BT epoxy, cyanate esters, polyamide quartz, and Kevlar epoxy, are beginning to appear in the marketplace. Widespread commercial use of these materials will depend upon statistical process control and improved manufacturing procedures to achieve the required yields and quality.

     We have developed expertise and techniques which we use in the manufacture of circuit boards, backpanels and subsystems. Generally, we rely on common law trade secret protection and on confidentiality agreements with our employees to protect our expertise and techniques. Although we hold five patents, we believe that patents and other intellectual property rights are not of fundamental importance to our business.

ENVIRONMENTAL CONTROLS

     Proper waste disposal is a major consideration for printed circuit board manufacturers because metals and chemicals are used in the manufacturing process. Water used in the printed circuit board manufacturing process must be treated to remove metal particles and other contaminants before it can be discharged into the municipal sanitary sewer system. In addition, although the electronics assembly process generates significantly less waste water than printed circuit board fabrication, maintenance of environmental controls is also important in the electronics assembly process. Each of our printed circuit board and electronics assembly plants have personnel responsible for monitoring environmental compliance. These individuals report to our director of environmental compliance, who has overall responsibility for environmental matters.

     Each plant operates under effluent discharge permits issued by the appropriate governmental authority. These permits must be renewed periodically and are subject to revocation in the event of violations of environmental laws. There can be no assurance that violations will not occur in the future as a result of human error, equipment failure or other causes. In the event of a future violation of environmental laws, we could be held liable for damages and for the costs of remedial actions and could be also subject to revocation of effluent discharge permits. Any such revocation could require us to cease or limit production at one or more of its facilities, thereby having an adverse impact on our results of operations. We are also subject to environmental laws relating to the storage, use and disposal of chemicals, solid waste and other hazardous materials as well as air quality regulations. Furthermore, environmental laws could become more stringent over time, and the costs of compliance with and penalties associated with violation of more stringent laws could be substantial.

     In November 1997, we merged with Elexsys, which, by virtue of such merger, became our wholly owned subsidiary. Several facilities owned or occupied by Elexsys at the time of the merger, or formerly owned or occupied by Elexsys or companies acquired by Elexsys, had either soil contamination or contamination of groundwater underneath or near the facility. Contamination was discovered at Elexsys' Irvine, California facility in 1989 and Elexsys voluntarily installed a groundwater remediation system at the facility in 1994. Additional investigation is being undertaken by other parties in the area at the request of the California Regional Water Quality Control Board. It is unknown whether any additional remediation activities will be required as a result of such investigations or whether any third party will bring claims against us alleging that they have been damaged in any way by the existence of the contamination at the Irvine facility.

     We have been required by the California Department of Toxic Substances Control to undertake investigation of soil and/or groundwater at certain facilities formerly owned or occupied by a predecessor company to Elexsys in Mountain View, California. Depending upon the results of this soil sampling and groundwater testing, we could be ordered to undertake soil and/or groundwater cleanup. To date, we have not been ordered to undertake any soil or groundwater cleanup activities at the Mountain View facilities, and do not believe any such activities should be required. Test results received to date are not sufficient to enable us to determine whether or not such cleanup activities are likely to be mandated. Contamination has also been discovered at other current and former Elexsys facilities and has been reported to the relevant regulatory agencies. No remediation or further investigation of such contamination has been required by regulatory agencies.

     To date, the cost of the various investigations and the cost of operating the remediation system at the Irvine facility have not been material to our financial condition. However, in the event we are required to undertake additional groundwater or soil cleanup, the costs of such cleanup are likely to be substantial. We are currently unable to estimate the amount of such soil and groundwater cleanup costs because no soil or groundwater cleanup has been ordered and we cannot determine from available test results what remediation activities, if any, are likely to be required. We believe, based on the limited information currently available, that the cost of any groundwater or soil clean-up that may be required would not harm our business, financial condition and results of operations. Nevertheless, the process of remediating contaminated soil and groundwater is costly, and if we are required to undertake substantial remediation activities at one or more of the former Elexsys facilities, there can be no assurance that the costs of such activities would not harm our business, financial condition and results of operations.

     Altron was advised in 1993 by Olin Corporation that contamination resulting from activities of prior owners of property owned by Olin Corporation and located close to the Altron manufacturing plant in Wilmington, Massachusetts, had migrated under the Altron plant. Olin has assumed full responsibility for any remediation activities that may be required and has agreed to indemnify and hold Altron harmless from any and all costs, liabilities, fines, penalties, charges and expenses arising from and relating to any action or requirement, whether imposed by statute, ordinance, rule, regulation, order, decree or by general principles of law to remediate, clean up or abate contamination emanating from the Olin site. Although we believe that Olin's assumption of responsibility will result in no remediation cost to Altron from the contamination, there can be no assurance that Altron will not be subject to some costs regarding this matter. We do not anticipate that such costs, if any, will be material to its financial condition or results of operations.

     We have been named as a potentially responsible party at several contaminated disposal sites as a result of the past disposal of hazardous waste by companies we acquired or their corporate predecessors. While liabilities for such historic disposal activities has not been material to our financial condition to date, there can be no guarantee that past disposal activities will not result in material liability to us in the future.

BACKLOG

     Our backlog was approximately $539 million at October 2, 1999, and approximately $295 million at September 30, 1998. Backlog consists of purchase orders we received, including, in certain instances, forecast requirements released for production under customer contracts. Cancellation and postponement charges generally vary depending upon the time of cancellation or postponement, and a certain portion of our backlog may be subject to cancellation or postponement without significant penalty. Typically, a substantial portion of our backlog is scheduled for delivery within the next six months.

COMPETITION

     Significant competitive factors in the market for advanced backplane assemblies and printed circuit boards include product quality, responsiveness to customers, manufacturing and engineering skills, and price. We believe that competition in the market segments we serve is based more on product quality and responsive customer service and support than on price, in part because the cost of interconnect products we manufacture is usually low relative to the total cost of the equipment for which they are components, and in part because of the greater importance of product reliability and prompt delivery to our customers. We believe that our primary competitive strengths are our ability to provide responsive, flexible, short lead-time manufacturing services, its engineering and manufacturing expertise and its customer service support.

     We face intense competition from a number of established competitors in our various product markets. Certain of our competitors have greater financial and manufacturing resources than we do, including significantly greater surface mount assembly capacity. During periods of recession in the electronic industry, our competitive advantages in the areas of quick-turnaround manufacturing and responsive customer service may be of reduced importance to electronics OEMs, who may become more price sensitive. In addition, captive interconnect product manufacturers may seek orders in the open market to fill excess capacity, thereby increasing price competition. Although we generally do not pursue high-volume, highly price sensitive interconnect product business, we may be at a competitive disadvantage with respect to price when compared to manufacturers with lower cost structures, particularly those manufacturers with offshore facilities where labor and other costs are lower.

EMPLOYEES

     As of October 2, 1999, we had approximately 7,220 full-time employees, including approximately 6,800 in manufacturing and engineering, approximately 220 in marketing and sales, and approximately 200 in general administration and finance. None of our employees is represented by a labor union and we have never experienced a work stoppage or strike. We believe our relationship with our employees is good.

FACILITIES

     Our principal facilities comprise an aggregate of approximately 2.5 million square feet. Except for our 72,000 square foot Manchester, New Hampshire facility, the 160,000 square foot facility occupied by Sanmina Cable Systems in Carrollton, Texas, a 70,000 square foot facility located in Nashua, New Hampshire, a 200,000 square foot facility located in Wilmington, Massachusetts, a 104,000 square foot facility located in Woburn, Massachusetts, a 44,200 square foot facility located in Irvine, California, a 197,600 square foot facility located in Kenosha, Wisconsin, a 105,000 square foot facility located in Guntersville, Alabama, and our 52,000 square foot facility located in Dublin, Ireland, all of the facilities are leased, and the leases for these facilities expire between 1999 and 2006. The leases generally may be extended at our option. We have fourteen principal facilities located in the greater San Jose, California area, with other facilities located in Southern California, Plano, Texas, Richardson, Texas, Manchester, New Hampshire, Guntersville, Alabama, Durham, North Carolina, Wilmington and Woburn, Massachusetts, the greater Chicago area, Calgary, Canada, and Dublin, Ireland.

     In November 1998, we entered into a lease with an option to purchase a 330,000 square foot campus facility located in San Jose, California. The facility consists of four buildings on a single site. We intend to consolidate its corporate headquarters and some of its San Jose area assembly operations at this facility. As of October 2, 1999, approximately 75% of the buildings were occupied. The remaining buildings will be occupied in fiscal year 2000. Our San Jose area printed circuit board fabrication facilities will not be consolidated at the campus facility and will remain at their current locations. We believe that our facilities are adequate to meet our reasonably foreseeable requirements for at least the next two years. We continually evaluate our expected future facilities requirements.

LEGAL PROCEEDINGS

     We are not currently a party to any material pending legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table shows information about the executive officers and directors of Sanmina as of December 31, 1999:

               NAME                 AGE                          POSITION
               ----                 ---                          --------
Jure Sola.........................  48     Chairman, Chief Executive Officer and Director(1)
John Bolger.......................  53     Director(2)
Neil Bonke........................  58     Director(1)(2)(3)
Randy W. Furr.....................  45     President, Chief Operating Officer and Director
Elizabeth D. Jordan...............  36     Executive Vice President and Chief Financial Officer
Michael J. Landy..................  45     Vice President of Sales and Marketing
Mario M. Rosati...................  53     Director
Joseph Schell.....................  53     Director(2)
Bernard Vonderschmitt.............  76     Director(1)(3)

-------------------------
(1) Member of the Compensation Committee

(2) Member of the Audit Committee

(3) Member of the Officer Stock Committee

     Mr. Sola co-founded Sanmina in 1980 and initially held the position of Vice President of Sales and Marketing and was responsible for the development and growth of Sanmina's sales organization. He became Vice President and General Manager in October 1987 with responsibility for all manufacturing operations as well as sales and marketing. Mr. Sola was elected President in October 1989 and has served as Chairman of the Board and Chief Executive Officer since April 1991. Mr. Sola relinquished the title of President when Mr. Furr was appointed to such position in March 1996.

     Mr. Bolger has been a director of Sanmina since 1994. From June 1989 through April 1992, he served as Vice President of Finance and Administration of Cisco Systems, Inc., a manufacturer of computer networking systems. Mr. Bolger is currently an independent business consultant and serves as a director of Integrated Device Technology, Inc., Integrated Systems, Inc., JNI Corporation, TCSI, Inc. and Mission West Properties, Inc.

     Mr. Bonke has been a director of Sanmina since 1995. He also serves on the Board of Directors of Electroglas, Inc., FSI International and SpeedFam International, all semiconductor equipment companies. Mr. Bonke previously served as the Chairman of the Board of Electroglas, Inc. From April 1993 to April 1996, he served as Chief Executive Officer of Electroglas. From September 1990 to April 1993, Mr. Bonke was a Group V.P. and President of Semiconductor Operations of General Signal Corp.

     Mr. Furr joined Sanmina as Vice President and Chief Financial Officer in August 1992. In March 1996, Mr. Furr was appointed President and Chief Operating Officer. In December 1999, Mr. Furr was appointed to Sanmina's board of directors. From April to August 1992, Mr. Furr was Vice President and Chief Financial Officer of Aquarius Systems Inc. North America, known as "ASINA", a manufacturer of personal computers. Prior to working at ASINA, he held numerous positions in both financial and general management for General Signal Corporation during a 13-year period, serving most recently as Vice President and General Manager of General Signal Thinfilm Company. Mr. Furr is a Certified Public Accountant.

     Ms. Jordan became Chief Financial Officer and Executive Vice President of Sanmina in June 1999. Ms. Jordan joined Sanmina in October 1997 as Corporate Controller and was named Vice President of Finance in October 1998. From August 1992 to October 1997, Ms. Jordan worked for Network General

Corporation, a network fault and performance management solutions company, serving most recently as Director of Corporate Accounting. Prior to Network General, she served in a variety positions in the banking industry and in public accounting.

     Mr. Landy became Executive Vice President of Sales and Marketing at Sanmina in October 1997. He was named an Executive Vice President of Sanmina in October 1998. He joined Sanmina in August 1993 as General Manager of Sanmina's Richardson, Texas operations and in 1995 was promoted to Vice President Assembly Operations for the Central Region of the United States. Prior to his employment with Sanmina, Mr. Landy held a senior management position with a telecommunications corporation.

     Mr. Rosati has been a director of Sanmina since 1997. He has been a member of the law firm Wilson Sonsini Goodrich & Rosati, Professional Corporation since 1971. Mr. Rosati is a director of Aehr Test Systems, a manufacturer of computer hardware testing systems, Genus, Inc., a semiconductor equipment manufacturer, Ross Systems, Inc., a software company, C-ATS Software, Inc., a financial database software company, MyPoints.com, Inc., a web and email-based direct marketing company, Symyx Technologies, Inc., a combinatorial materials science company and The Management Network Group, Inc., a management consulting firm focused on the telecommunications industry, all publicly-held companies. He is also a director of several privately-held companies.

     Mr. Schell was appointed to the board of directors in December 1999. From 1985 to 1999, he served as Senior Managing Director of Montgomery Securities (recently renamed Banc of America Securities). Mr. Schell also serves on the board of directors of Dycom Industries, Inc. and the Good Guys, Inc., both publicly traded companies.

     Mr. Vonderschmitt has been a director of Sanmina since October 1990. He co-founded Xilinx, Inc., a manufacturer of field programmable gate array semiconductor products and related system software, served as its Chief Executive Officer and as a director from its inception in February 1984 through February 1996, and has served as the Chairman of its Board of Directors since February 1996. He is also a director of International Microelectronic Products, Inc., and Credence Systems Corporation.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     As of January 1, 2000, we were authorized to issue 200,000,000 shares of common stock, $0.01 par value, and 5,000,000 shares of undesignated preferred stock, $0.01 par value. The following description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by our Certificate of Incorporation and Bylaws and by the provisions of applicable Delaware law.

COMMON STOCK

     As of January 1, 2000, there were 59,139,587 shares of common stock outstanding which were held of record by 847 stockholders.

     The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available for that purpose. In the event of a liquidation, dissolution or winding up of Sanmina, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon the closing of this offering will be fully paid and nonassessable.

PREFERRED STOCK

     The Board of Directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, any or all of which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the Board of Directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things, restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock and delaying or preventing a change in control of Sanmina without further action by the stockholders. We have no present plans to issue any shares of preferred stock.

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Banc of America Securities LLC and Donaldson, Lufkin & Jenrette Securities Corporation are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

                                                              NUMBER OF
                            NAME                               SHARES
                            ----                              ---------
Morgan Stanley & Co. Incorporated...........................
Banc of America Securities LLC..............................
Donaldson, Lufkin & Jenrette Securities Corporation.........

                                                              ---------
  Total.....................................................  4,500,000
                                                              =========

     The underwriters are offering the shares subject to their acceptance of the shares from us. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus, other than those covered by the underwriters' over-allotment option described below, if any such shares are taken.

     The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and part to certain dealers at a price that represents a
concession not in excess of $          a share under the public offering price.
Any underwriter may allow, and the dealers may reallow, a concession not in
excess of $          a share to other underwriters or to certain other dealers.
After the public offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives of the underwriters.

     Pursuant to the underwriting agreement, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 675,000 additional shares of common stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of common stock made hereby. To the extent this over-allotment option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of additional shares of common stock as the number set forth next to each underwriter's name in the preceding table bears to the total number of shares of common stock set forth next to the names of all underwriters in the preceding table.

     We and our executive officers and directors have agreed that we will not
(a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of common stock or such other securities, in cash or otherwise for a 90-day period after the date of this prospectus without the prior written consent of Morgan

Stanley & Co. Incorporated, except that we may, without such consent, (i) issue and sell the shares of common stock offered hereby, (ii) grant options or issue and sell stock upon the exercise of outstanding stock options or otherwise pursuant to our stock option or employee stock purchase plans and (iii) issue shares of common stock upon exchange of convertible notes outstanding on the date of this prospectus.

     In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering if the syndicate repurchases previously distributed shares of common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

     The underwriting agreement provides that we and the underwriters will indemnify each other against certain liabilities, including liabilities under the Securities Act.

     Morgan Stanley & Co. Incorporated, Banc of America Securities LLC and Donaldson, Lufkin & Jenrette Securities Corporation were the initial purchasers of $350,000,000 aggregate principal amount of our Convertible Subordinated Notes due 2004. These notes were purchased in April 1999 and resold to "qualified institutional buyers" pursuant to Rule 144A under the Securities Act. Morgan Stanley & Co. Incorporated, Banc of America Securities LLC and Donaldson, Lufkin & Jenrette Securities Corporation received a customary fee in connection with this transaction.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered hereby has been passed upon for Sanmina by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. As of the date of this prospectus, investment partnerships composed of individuals associated with Wilson Sonsini Goodrich & Rosati and attorneys who are members of or are employed by beneficially own an aggregate of 25,750 shares of Sanmina's common stock. Mario M. Rosati, one of our directors, and Christopher D. Mitchell, our secretary, are members of Wilson Sonsini Goodrich & Rosati. Certain legal matters in connection with this offering will be passed upon for the underwriters by Shearman & Sterling, Menlo Park, California.

                                    EXPERTS

     The audited financial statements and schedule incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     This prospectus constitutes a part of a registration statement on Form S-3 filed by us with the SEC under the Securities Act. This prospectus does not contain all of the information set forth in the registration statement, parts of which are omitted in accordance with the rules and regulations of the SEC. For further information about Sanmina and the shares of common stock offered, reference is made to the registration statement. Statements contained in this prospectus concerning the provisions of any document are not necessarily complete, and each such statement is qualified in its entirety by reference to the copy of such document filed with the SEC.

     We file annual, quarterly and special reports, proxy statements, and other information with the SEC. You may read and copy any document we file at the SEC's public reference facilities at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's following Regional Offices: Suite 1400, Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661; and 13th Floor, Seven World Trade Center, New York, New York 10048. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov. Additional information about us may be found on our web site at http://www.sanmina.com. Information contained on our web site does not constitute part of this prospectus.

                     INFORMATION INCORPORATED BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. The most recent information that we file with the SEC automatically updates and supersedes more dated information. We incorporate by reference the documents listed below, and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until the offering is completed.

     The documents we incorporate by reference are:

     1. Our Annual Report on Form 10-K for the fiscal year ended October 2,
        1999;

     2. Our Quarterly Report on Form 10-Q for the quarter ended January 1, 2000; and

     3. The description of our common stock contained in our registration statement on Form 8-A as filed with the SEC on February 19, 1993.

     Any statement contained in a document that is incorporated by reference will be modified or superceded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the Commission and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superceded will not be deemed a part of this prospectus except as so modified or superceded.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address: Investor Relations, Sanmina Corporation, 2700 North First Street, San Jose, CA 95134, telephone: (408) 964-3500.

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